September 23, 2009

Via EDGAR and FedEx
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549-7010

Re:	NeoStem, Inc. Registration Statement on Form S-4, Pre-Effective Amendment No. 2 Filed August 28, 2009 File No. 333-160578

Ladies and Gentlemen:

On behalf of NeoStem, Inc. (the “Company”), we are responding to the comments contained in the letter, dated September 18, 2009 (the “Comment Letter”), from John Reynolds, Assistant Director, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Pre-Effective Amendment No. 2 to Registration Statement on Form S-4 (Registration No. 333-160578) (the “Registration Statement”).  This letter accompanies the Company’s filing of Amendment No. 3 to that registration statement (the “Amendment No. 3”). Enclosed are three courtesy copies of Amendment No. 3, which are marked to show changes from Pre-Effective Amendment No. 2 to the Registration Statement as filed with the Commission on August 28, 2009.

For ease of reference, set forth in bold below is the comment to the Registration Statement, as reflected in the Comment Letter.  The Company’s supplemental response is set forth below the comment.

The Company has authorized this firm to respond to the Comment Letter as follows:

General

1.	With respect to prior comments one and two from our letter dated August 17, 2009, we remind you of the outstanding comments.

Response:  With respect to the accounting comments regarding the Company’s Form 10-K for the fiscal year ended December 31, 2008, the Company and its representatives have been engaging in communications with members of the Staff.  We have been verbally advised that the accounting comments will be deemed resolved when we file an amendment to our quarterly report on Form 10-Q for the three and six months ended June 30, 2009, which we plan to file on or before September 25, 2009, and make conforming changes to the Registration Statement.  We understand that the accounting comments must be resolved prior to effectiveness of the Registration Statement. With respect to the Staff’s comments on Company’s Application for Confidential Treatment filed July 16, 2009 relating to a certain network agreement (the “Confidential Treatment Request”), the Company and its representatives have communicated with members of the Staff regarding such comments and the Company has provided a letter dated August 28, 2009 in response to such comments.  We understand that the comments regarding the Confidential Treatment Request must be resolved prior to the effectiveness of the Registration Statement.

Securities and Exchange Commission Page 2	September 23, 2009

2.
We note your response to prior comment 18 in which you indicate that you will not be conducting an exchange offer.  Please advise us what action, if any, you anticipate taking with respect to the outstanding warrants.

Response:  As stated in Pre-Effective Amendment No. 2 to the Registration Statement (at page 2, and in other appropriate locations), NeoStem will honor the existing contractual rights of the holders of outstanding warrants to purchase shares of CBH Common Stock (other than warrants held by RimAsia) (“Existing CBH Warrants”).  All such warrants contain provisions dictating how such warrants are to be treated in the event that CBH consummates a merger transaction.

Cover Page, Letter to Shareholders

3.	Please revise to quantify the total consideration to be paid in the merger transaction.

Response:  In response to the Comment Letter, the Company has revised the Letter to Shareholders to quantify the total consideration to be paid in the merger transaction.

4.	Please revise to limit the cover page to one page and avoid unnecessary repetition of detailed information provided in the document.

Response:  In response to the Comment Letter, the Company has revised the cover page to avoid unnecessary repetition of detailed information provided in the document and to limit the cover page to one page.

NeoStem Proposal No. 1, page 84

5.
On page 29 you indicate that RimAsia may foreclose on all of CBH’s assets.  Please clarify, here and elsewhere, what effect this would have on CBH shareholders.  With a view to disclosure, advise us of the current transaction value of the shares to be received by Dr. Smith and Mr. Myers for their CBH holdings and compare it against the likely value assuming foreclosure by RimAsia.

Response:  In response to the Comment Letter, the Company has revised the disclosure on pages 17, 29, 38, 43, 97 and 202 to clarify the effect on the CBH shareholders if RimAsia were to foreclose on all of CBH’s assets.

In response to the Comment Letter, the Company has revised the disclosure on pages 24, 38, 39, 100 and 322 to provide the transaction value as of the most recent practicable date of the shares to be received by Dr. Smith and Mr. Myers for their CBH holdings and to provide a comparison of such value against the likely value assuming foreclosure by RimAsia.  Furthermore, the Company advises the Staff that as of October 31, 2008, immediately prior to the execution of the definitive merger agreement, the transaction value of the shares to be received by Dr. Smith and Mr. Myers for their CBH holdings would be $84,681 and $62,042, respectively, based on the closing price of $1.13 on October 31, 2008 of NeoStem common stock and assuming conversion of the CBH common stock into NeoStem common stock in the merger.

Securities and Exchange Commission Page 3	September 23, 2009

6.
We note your response to prior comment three.  Please revise to further clarify the significant negotiations and changes to the material terms.  For example, the last full paragraph on page 84 refers to a NeoStem management presentation to the board, but it is unclear what discussions about mergers and acquisitions with Mr. Mao, if any, had taken place with the board before that time.  Also, it is unclear how CBH became part of the term sheet discussions in April.  Please replace references to “all hands” by identifying the principal negotiating parties.  Also, please disclose the terms of the initial transaction proposal, and explain what material changes were made leading up to the terms found in the executed agreement.  Currently you refer to “transaction structure and accounting issues,” “structural issues” and other changes without explaining what material terms were discussed or if and how they were amended since the previous conference call or other meeting of the parties.

Response:  In response to the Comment Letter, the Company has substantially revised the disclosure in the “Background of Merger” section beginning on page 84 to further clarify the significant negotiations, changes to the material terms and the principal parties involved in the negotiations.  The Company has revised the disclosure in the “Background of Merger” section beginning on page 86 to include a summary of the initial transaction proposals and a discussion of any material changes from the initial transaction proposal to the terms in the definitive merger agreement. The Company has also revised the disclosure in the “Background of Merger” section to include a summary of the significant structural and accounting issues that were discussed during the months preceding the execution of the definitive agreements.

7.
As another non-exclusive example, you reference Amendment No. 1 and Amendment No. 2 but you do not explain what material changes were made the agreement at those times.  If the only material changes were the Agreement and Plan of Merger as referenced on page 104.

Response:  In response to the Comment Letter, the Company has revised the disclosure in the “Background of Merger” section to add a discussion of the material changes made to the merger agreement in Amendments No. 1 and 2 to such merger agreement.  Please see pages 90-92.

Securities and Exchange Commission Page 4	September 23, 2009

8.	Please provide a copy of the Strategic Alternatives Analysis.

Response:  In response to the Comment Letter, the Company has or concurrently herewith will provide a copy of the Strategic Alternatives Analysis to members of the Staff on a supplemental basis pursuant to Rule 418 promulgated under the Securities Act of 1933.  It is not to be filed with or deemed part of the Registration Statement.

9.
Please revise to clarify the capacity in which Dr. Smith was acting when she met with CBH’s CEO in December 2007.  For example, it is unclear whether the board had authorized the discussions, whether she was meeting in her capacity as a private investor, or otherwise.

Response:  In response to the Comment Letter, the Company has revised the disclosure in the “Background of Merger” section to clarify the capacity in which Dr. Smith was acting when she met with CBH’s CEO in December 2007 and whether the Company’s Board of Directors had authorized such discussions.  Please see page 84.

10.
We note disclosure in your document indicating that you used a Special Committee due to the shares that Dr. Smith and Mr. Myers hold in the target.  Please revise to identify the parties and clarify the role played by the Special Committee.  It is unclear, for example, if and under what capacity the committee participated in negotiating deal terms.

Response:  In response to the Comment Letter, the Company notes that the members of the special committee were identified on pages 89-90 of the Pre-Effective Amendment No. 2 to the Registration Statement.  Specifically, the special committee of the NeoStem Board of Directors was initially comprised of Mark Weinreb, Joseph Zuckerman and Richard Berman, and as of the current time, the special committee is comprised of Joseph
Zuckerman, Richard Berman and Drew Bernstein.  In response to the Comment Letter, the Company has revised the disclosure on pages 24, 39, 95, 100 and 322 of Amendment No. 3 to clarify the role played by the special committee. More specifically, the special committee’s role was to provide an independent review of the proposed transaction which was negotiated by the Company’s management team, led by Dr. Smith; to provide an independent review of the desirability and fairness of the proposed transaction; and to offer a recommendation regarding the proposed transaction to the full Board of Directors.  The Company advises the Staff that the special committee did not participate in negotiating the deal terms.

Securities and Exchange Commission Page 5	September 23, 2009

11.
Please revise to address any materials reviewed by the board in making its fairness determination.  Also, revise to disclose the date on which the fairness opinion was received and indicate whether it was received before or after the final agreement was adopted on November 2, 2008.

Response:  On October 31, 2008, at a meeting of the NeoStem Board of Directors called to discuss the proposed agreement with CBH, the Board received oral guidance from vFinance Investments, Inc. (‘‘vFinance’’) regarding its preliminary analysis on the fairness of the proposed transaction.  At such time, vFinance stated that they would provide written confirmation of such oral guidance at the Company’s request.  In or about the end of March 2009, as the Company prepared to commence drafting its registration statement, the Company requested vFinance to confirm in writing their oral guidance.  Accordingly vFinance gave the NeoStem Board of Directors the written fairness opinion on April 1, 2009.  Also on April 1, 2009, vFinance delivered its written report to the special committee of the NeoStem Board of Directors.  Please see the disclosure under the heading “Fairness Opinion - Background” on page 104 of the Pre-Effective Amendment No. 2 to the Registration Statement.  In response to the Comment Letter, the Company has further revised the disclosure under the heading “Reasons of the NeoStem Board of Directors” on page 97 to address the materials reviewed by the NeoStem Board of Directors in making its fairness determination.

12.
Given the intervening period between the initial signing and the shareholder vote, please revise to address the extent to which the board or special committee have considered reconfirming their conclusions regarding the fairness of the transaction to shareholders.

Response:  As disclosed on page 104 of the Pre-Effective Amendment No. 2 to the Registration Statement, while NeoStem did not receive updated opinions at the time that Amendments No. 1 and 2 to the definitive merger agreement were signed, NeoStem did not believe that the matters set forth in such amendments were so material as to necessitate a revision of the fairness opinion, but will rely on the condition that vFinance renew its fairness opinion prior to closing.  No formal fairness opinion was requested with each such change, however, on each occasion, vFinance was fully informed of the proposed changes to the terms of the transaction before they were made, and vFinance orally informed the Company that the changes did not adversely affect its view as to the fairness of the transactions to the shareholders of the Company from a financial point of view.  This view of vFinance was communicated to the special committee prior to its approval of each of Amendments No. 1 and No. 2.  Thus, while the fairness opinion rendered by vFinance predates the amendments to the merger agreement, the Company has consulted with vFinance regularly since then, and has obtained oral assurances as recently as August 2009 that they would not consider the changes in consideration to adversely affect fairness from NeoStem’s point of view.  As stated in the Registration Statement, NeoStem does not believe that the matters set forth in Amendments No. 1 and No. 2 were so material as to necessitate a revision of the fairness opinion.

In addition, the Company advises the Staff that pursuant to the definitive merger agreement receipt of a re-affirmation of the Fairness Opinion prior to closing is a condition to NeoStem’s obligation to consummate the merger.  If such re-affirmation is obtained, and the Company were otherwise prepared to close, the Company would close without further information being provided to investors prior to closing.  If for any reason not anticipated by the Company at this time, vFinance were unable to reconfirm the fairness of the transaction to NeoStem’s shareholders from a financial point of view, NeoStem would either not close and abandon the transaction or resolicit shareholder approval, possibly on amended terms if necessitated by the views of the NeoStem Board of Directors at such time.

Securities and Exchange Commission Page 6	September 23, 2009

Material United States Federal Income Tax Consequences of the Merger, page 102

13.
We note your response to prior comment four.  The Lowenstein Sandler letter filed as exhibit 8.A indicates that “[i]n our opinion, such discussion of those [tax] consequences, insofar as it summarizes United States federal income tax law, is accurate in all material respects.”  Please revise this statement to explicitly indicate that the discussion contained in this section is the opinion of counsel.  Similar revisions should be made to the Troutman Sanders opinion.

Response:  In response to the Comment Letter, the tax opinion of each of Lowenstein Sandler PC and Troutman Sanders LLP have been revised and such revised opinions were filed with Amendment No. 3.

14.
We note statements in your document on page 102 that the receipt of a tax opinion is a waivable condition to your merger agreement.  Please undertake to recirculate and resolicit in the event that this condition is waived and the tax consequence is material.

Response:  As requested, the Company undertakes to recirculate and resolicit in the event the tax condition is waived and the tax consequence is material.

Fairness Opinion, page 104

15.
We note that the target is a publicly traded company whose shares trade under the symbol CHBP.OB.  It does not appear that vFinance Investments, Inc. performed any analysis of the target’s historical trading price in reaching its conclusion.  If true, please revise to briefly state so and indicate whether the board or special committee considered this relevant to their determinations.  Also, please revise your Background of the Merger discussion to address the consideration, if any, your board gave to the target’s historical trading price.

Response:  vFinance has advised us that while vFinance had monitored the stock trading of CBH due to its involvement in the March 2006 financing of CBH, it did not deem it relevant for purposes of this engagement. The Company understands from vFinance that the CBH stock has historically been very illiquid. In addition, other factors may have influenced the trading activity of CBH’s stock, such as other financings and acquisitions not related to the Erye assets in question. Accordingly, in rendering its fairness opinion, vFinance treated the transaction more as an asset purchase. In response to the Comment Letter, the Company has revised the disclosure on page 113 to disclose that vFinance did not focus on the historical trading price for CBH stock because the CBH stock has historically been illiquid and may have been influenced by factors unrelated to the 51% interest in Erye  being acquired by NeoStem.

16.
Please revise to disclose the approximate transaction value of the shares and warrants held by vFinance as of the most recent practicable date and indicate their value in the event that RimAsia forecloses.

Response:  In response to the Comment Letter, the Company has revised the disclosure on pages 42 and 112 to disclose the approximate transaction value of the shares and warrants held by vFinance as of the most recent practicable date and indicate their value in the event that RimAsia forecloses.  Furthermore, the Company advises the Staff that as of October 31, 2008, immediately prior to the execution of the definitive merger agreement, the transaction value of the shares of common stock to be received by the principals of vFinance would be $9,501 based on the closing price of $1.13 of NeoStem Common Stock on October 31, 2008 and assuming conversion of the CBH common stock into NeoStem common stock in the merger.

Securities and Exchange Commission Page 7	September 23, 2009

17.
We note your response to prior comment seven and the opinion provided as Annex C.  Please advice us how the transaction consideration described in paragraph two of the opinion relates to the fee table.  With a view to disclosure, advise us if the fairness opinion does not opine on the actual consideration being paid.  Also, advise us what information you will provide investors about vFinance’s fairness opinion “renewal”.

Response:  There have been some changes in the aggregate consideration being paid in the Merger from the original November 2, 2008 agreement through the amendments to the Merger Agreement.  These changes are fully described in the descriptions of Amendment No. 1 and No. 2 now included in the proxy statement in response to your Comment 7. No formal fairness opinion was requested with each such change, however, on each occasion, vFinance was fully informed of the proposed changes to the terms of the transaction before they were made, and vFinance orally informed the Company that the changes did not adversely affect its view as to the fairness of the transactions to the shareholders of the Company from a financial point of view.  This view of vFinance was communicated to the special committee prior to its approval of each of Amendments No. 1 and No. 2.  Thus, while the fairness opinion rendered by vFinance is a number of months old and does not reflect the exact consideration now being paid in the Merger, the Company has consulted with vFinance regularly since then, and has obtained oral assurances as recently as August 2009 that they would not consider the changes in consideration to adversely affect fairness from NeoStem’s point of view.  In response to the comment letter, the Company has revised the disclosure on page 110 to clarify that the fairness opinion received on April 1, 2009 does not opine on the actual consideration being paid.

Furthermore, the Company advises the Staff that pursuant to the definitive merger agreement receipt of a re-affirmation of the Fairness Opinion prior to closing is a condition to NeoStem’s obligation to consummate the merger.  The Company has revised the disclosure on page 110 to indicate that such fairness opinion will opine on the actual consideration being paid.  If such re-affirmation is obtained, and the Company were otherwise prepared to close, the Company would close without further information being provided to investors prior to closing.  If for any reason not anticipated by the Company at this time, vFinance were unable to reconfirm the fairness of the transaction to NeoStem’s shareholders from a financial point of view, NeoStem would either not close and abandon the transaction or resolicit shareholder approval, possibly on amended terms if necessitated by the views of the NeoStem Board of Directors at such time.

18.
We note your response to prior comment nine and revised disclosure regarding the total consideration.  It appears that the fairness opinion uses varying dates in its calculation.  For example, in determining the transaction consideration the opinion uses NeoStem’s common stock price as of April 1, 2009.  Later, when valuing the target you describe figures from 2008, including pro-forma financial information from September 30, 2008.  With a view to disclosure, advise us why these alternate dates were used and explain the impact, if any, they have on the analysis.  Also, revise the disclosure throughout this section to more clearly identify dates and time-periods.  It is unclear, for example, what period 2008 E Revenue on page 116 relates to, or what periods comprise trailing twelve months revenue for the comparable companies.

Response:  In response to the Comment Letter, the Company has revised the disclosure under the section heading “Fairness Opinion” beginning on page 121 to clarify the use of alternate dates in the footnotes to the various tables presented. vFinance has advised the Company that the varying dates are the result of the timing of the fairness opinion (April 1, 2009). As of the time vFinance rendered its opinion, it informs us that most of the comparable companies (seven out of the nine) had not filed their latest financial results. The most recent results for the majority of the comparable companies covered the period through September 30, 2008. vFinance has informed us that it does not believe the alternate dates had any impact on its analysis.

Securities and Exchange Commission Page 8	September 23, 2009

19.	We note your response to prior comment 11. Please provide the selection criteria used for your comparable company and transaction analyses.

Response:  vFinance has advised the Company that: (a) the comparable company selection criteria were: public issuers based in China whose stock traded on either the Amex, Nasdaq or OTC, whose industry classification was either pharmaceuticals or nutraceuticals and which had trailing twelve month revenues between $10 million and $80 million; and (b) the criteria for selection of transactions were: transactions announced or closed within a two year time frame from the date of its opinion and involving target companies that were primarily based in the PRC that were either classified as a pharmaceutical or nutraceutical company and had revenues below $90 million.  In response to the Comment Letter the Company has revised the disclosure under the section heading “Fairness Opinion” on page 117 and 124 to provide the selection criteria used for its comparable company and transaction analyses.

*****
This will confirm that the Company understands that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Securities and Exchange Commission Page 9	September 23, 2009

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please feel free to call me at 973-597-2564.

Very truly yours,

/s/ Alan Wovsaniker

AW: mb

cc:	Catherine M. Vaczy, Esq.